SCHEDULE 2

General Partners, Control Persons, Directors and Executive Officers of Certain Reporting Persons

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

Reporting Person: Empery Asset Management, LP

Empery AM GP, LLC serves as the general partner of the Investment Manager. The address of Empery AM GP, LLC is 1 Rockefeller Plaza, Suite 1205, New York, New York 10020. The principal business of Empery AM GP, LLC is to serve as the general partner of the Investment Manager. Empery AM GP, LLC is a limited liability company organized under the laws of the State of Delaware.

RML GP Owner, LLC is the managing member of Empery AM GP, LLC. The address of RML GP Owner, LLC is 1 Rockefeller Plaza, Suite 1205, New York, New York 10020. The principal business of RML GP Owner, LLC is to serve as the managing member of Empery AM GP, LLC. RML GP Owner, LLC is a limited liability company organized under the laws of the State of Delaware.